



Pernod Ricard

Registered offices: 12, place des Etats-Unis, 75116 Paris, France
Paris Trade & Companies Register No.: 582041943 RCS Paris

SUPPLEMENT TO DOCUMENT E

DOCUMENT E WAS REGISTERED BY THE *AUTORITÉ DES MARCHÉS FINANCIERS* ("AMF") ON MAY 23, 2005 UNDER NUMBER E. 05-068 AND MADE AVAILABLE TO THE PUBLIC IN RELATION TO AN INCREASE IN THE SHARE CAPITAL BY WAY OF AN ISSUE OF UP TO 17.7 MILLON SHARES IN CONNECTION WITH AN OFFER MADE BY PERNOD RICARD FOR ALLIED DOMECQ

Extraordinary General Meeting of the Pernod Ricard shareholders initially scheduled on June 20, 2005 and to be held on June 30, 2005

The legal notice will be published in the June 20, 2005 issue of the Bulletin des Annonces Légales Obligatoires



Pursuant to the articles of Chapter 1 of Section 1 of Book II of its General Regulations, the *Autorité des marchés financiers* registered this document under registration number E 05-092 dated June 14, 2005. This document was drawn up by the issuer and its signatories may be held liable with regard to its content. This registration number, which was granted after a review of the relevance and consistency of the information provided on the transactions carried out and the companies concerned, does not entail either approval of the appropriateness of the transactions or any authentication of the financial and accounting data presented.

It confirms that the information contained in this document corresponds to the regulatory requirements with a view to subsequent trading on the Eurolist of Euronext Paris of the securities which, subject to the approval of the Extraordinary General Meeting, will be issued as consideration for the Offer.

Copies of this Supplement and of Document E registered by the AMF on May 23, 2005 under number E. 05-068 are available at no cost at the registered offices of Pernod Ricard S.A., 12, place des Etats-Unis, 75116 Paris. This Supplement and Document E registered by the AMF on May 23, 2005 under number E. 05-068 may be viewed on the website of the *Autorité des marchés financiers*: **www.amf-france.org** and also on Pernod Ricard's website: **www.pernod-ricard.com**

The dissemination, publication or distribution of this document in countries other than France may be restricted by law and therefore the persons into whose possession this document comes should make sure they are informed about, and observe, such restrictions. Any failure to observe the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document does not constitute an offer or an invitation to purchase or subscribe for any securities pursuant to the document or otherwise in any country in which this is unlawful. No sale, issue or transfer of the securities referred to in this document may be carried out in any country in violation of the applicable laws.

The new Pernod Ricard shares to be issued to the Allied Domecq shareholders pursuant to the Scheme of Arrangement are not and will not be registered pursuant to the US Securities Act or any other US regulations applicable to securities. The new Pernod Ricard shares will be issued pursuant to a registration exemption provided for by Article 3(a)(10) of the US Securities Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding the business, financial position or results of operations of Allied Domecq, the Allied Domecq Group, Pernod Ricard, the Pernod Ricard Group, Fortune Brands, Diageo, the Diageo Group, Goal Acquisitions (Holdings) Limited or Goal Acquisitions Limited and the forecasts, objectives, assumptions, expectations or estimates with respect to these items and indications regarding other future events or prospects, are forward-looking statements. Should one or more of the risks or uncertainties associated with such forward-looking statements materialise, or should the assumptions underlying such forward-looking statements prove to be incorrect, actual results may vary materially from those described herein. Allied Domecq, Pernod Ricard and Diageo assume no obligation to update or correct the forward-looking information contained in this document.

The capitalised terms that are not defined in this document shall have the meanings given to them in Document E registered by the AMF on May 23, 2005 under number E. 05-068 ("Document E").

TABLE OF CONTENTS

EXECUTIVE SUMMARY

As stated in a press release issued on 6 June, 2005 (the complete text of which is set out in paragraph 2.2 of this Supplement), Pernod Ricard and Diageo plc ("Diageo") have entered into several agreements (the "Diageo Transactions") pursuant to which:

- Pernod Ricard has agreed to sell to Diageo The "Old Bushmills" Distillery Company Limited ("OBD");
- Pernod Ricard has granted Diageo an option to acquire the majority of the "Montana" New Zealand wine business; and
- Diageo has undertaken not to engage in any discussions, directly or with third parties, regarding a possible acquisition of Allied Domecq.

This new information has led to Pernod Ricard issuing this Supplement, which is a supplement to Document E registered by the AMF on 23 May, 2005 under number E. 05-068, in accordance with article 211-13 4° of the general regulations of the AMF.

The main changes made to Document E relate to the description of the Diageo Transactions and the related agreements. This Supplement also describes the impact of the Diageo Transactions on the transaction to be entered into between Pernod Ricard and Allied Domecq (the "Transaction"), and in particular on the financing and timetable applicable thereto, as well as the structure of the Pernod Ricard Group after completion of the Transaction and the Diageo Transactions. It then provides an update to the pro forma financial information taking into account the impact of the Transaction and the Diageo Transactions on Pernod Ricard.

The information described briefly in this executive summary is set out in further detail in this Supplement.

CHAPTER 1—PERSONS RESPONSIBLE FOR THIS SUPPLEMENT AND FOR AUDITING THE ACCOUNTS

1.1 Representation of the person responsible for this Supplement

1.1.1 Name of the person responsible for this Supplement

The responsibility for this Supplement is assumed by Mr. Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard SA ("Pernod Ricard" or the "Company"), a public limited company with a share capital of 218,500,651.10 euros and registered offices at 12, place des États-Unis, 75116 Paris, registered in the Paris Trade & Companies Register under number 582-041-943.

1.1.2 Representation of the person responsible for this Supplement

To our knowledge, the information contained in this Supplement concerning Pernod Ricard is accurate. It includes all the information necessary for investors to form an opinion concerning Pernod Ricard's assets and liabilities, business, financial position, results of operations and prospects, as well as the rights attached to the financial instruments being offered. The Supplement does not omit any information liable to alter the impact thereof.

Patrick Ricard
Chairman &
Chief Executive Officer

1.2 Representation of the Statutory Auditors

1.2.1 Name of Pernod Ricard's Statutory Auditors

1.2.1.1 Acting Statutory Auditors

Deloitte & Associés, represented by Mr. Alain Pons and Mr. Alain Penanguer, with registered offices at 185, avenue Charles de Gaulle, 92524 Neuilly-sur-Seine appointed by the Shareholders at their meeting of May 7, 2003 for a term which will end following the Shareholders' meeting which will vote on the accounts for financial year 2004/2005.

Mazars & Guérard, represented by Mr. Frédéric Allilaire, with registered offices at 39, rue de Wattignies, 75012 Paris, appointed by the Shareholders at their meeting of June 13, 1986, the term of which was renewed for a term, which will end following the Shareholders' meeting which will vote on the accounts for financial year 2009/2010.

Société d'Expertise Comptable A. & L. Genot, Groupe RSM Salustro Reydel, represented by Mr. Jean-Claude Reydel, Le Grand Pavois, 320, avenue du Prado, 13268 Marseille Cedex 08, appointed for the first time by the Shareholders at their meeting of June 11, 1987, the term of which was renewed for a term, which will end following the Shareholders' meeting which will vote on the accounts for financial year 2004/2005.

1.2.1.2 Deputy Statutory Auditors

Mr. Patrick de Cambourg, residing at 39, rue de Wattignies, 75012 Paris, substitute for Mazars & Guérard, appointed by the Shareholders at their meeting of May 17, 2004 for a term, which will end following the Shareholders' meeting which will vote on the accounts for financial year 2009/2010.

BEAS, a company with registered offices at 7-9, Villa Houssay, 92524 Neuilly-sur-Seine, substitute for the Firm of Deloitte & Associés, appointed by the Shareholders at their meeting of May 7, 2003 for a term which will end following the Shareholders' meeting which will vote on the accounts for financial year 2004/2005.

1.2.2 Representation of Pernod Ricard's Statutory Auditors

In our capacity as Statutory Auditors for Pernod Ricard SA, and pursuant to article 211-5-2 of Book II of the general regulations of the *Autorité des marches financiers*, we audited, in accordance with professional standards applicable in France, the information concerning the financial position and historical financial statements of Pernod Ricard SA appearing in this Supplement to Document E registered by the AMF on May 23, 2005 under number E. 05-068.

This Supplement was prepared under the responsibility of the Chairman and Chief Executive Officer of Pernod Ricard SA. It is our responsibility to express an opinion on the fairness of the information it contains concerning the financial position and the financial statements.

We issued an opinion, on May 23, 2005, on Document E registered by the AMF on May 23, 2005, in which we concluded that we had no observation to make as to the fairness of the information concerning the financial position and the financial statements appearing in such Document E other than on the following points:

The company financial statements for the financial year ended December 31, 2003, approved by the Board of Directors according to French accounting principles and standards, were audited by us, in accordance with the professional standards applicable in France, and an unqualified opinion was issued with one observation drawing attention to note 1.1 of the notes to the financial statements concerning the "change of method regarding accounting for pension and post-retirement commitments".

The consolidated financial statements for the financial year ended December 31, 2003, approved by the Board of Directors according to French accounting principles and standards, were audited by us, in accordance with professional standards applicable in France, and an unqualified opinion was issued with one observation drawing attention to note 1.2 of the notes to the financial statements concerning the "changes regarding accounting for pension and post-retirement commitments, the presentation of the OCEANE convertible bonds and the method of calculation of the fully diluted earnings per share".

We examined the pro forma financial information presented in paragraph 4.3 of Document E, prepared under the responsibility of the general management of the Pernod Ricard Group, in accordance with professional standards applicable in France. This audit resulted in the issue of a report presented in paragraph 4.4 of Document E. Subject to the observations expressed in this report and with the exception of the points on which we expressed no opinion, mentioned therein, the accounting policies applied constitute in our opinion a reasonable basis for presenting the effects of the transaction between the Pernod Ricard and Allied Domecq Groups in the pro forma information, their translation into figures is appropriate, and the accounting methods used comply with those applied in preparing the last interim accounts and consolidated interim accounts of Pernod Ricard.

This report also draws attention to paragraphs 4.3.1 and 4.3.3.1 of Document E.

Our work consisted, in accordance with professional standards applicable in France, in assessing the fairness of the information concerning the financial position and the financial statements presented in the Supplement to Document E and verifying its consistency with the financial statements on which we have drawn up a report. It also consisted in reading the other information contained in the Supplement to Document E, in order to identify, where applicable, any material inconsistencies with the information concerning the financial position and the financial statements, and to highlight any obviously erroneous information which we may have identified on the basis of our general knowledge of the company acquired in the course of our assignment, it being understood that this Supplement does not contain any forward-looking statements.

As regards the Pernod Ricard Group for the first semester of 2005, we draw your attention to the notes at point (iii) of paragraph 5.5.2 of Document E.

We examined the pro forma financial information presented in paragraph 3.1 of the Supplement, prepared under the responsibility of the general management of the Pernod Ricard Group, in accordance with the professional standards applicable in France. This audit resulted in the issue of a report presented in paragraph 3.2 of this Supplement. Subject to the observations expressed in this report and with the exception of the points on which we have expressed no opinion, mentioned therein, the accounting policies applied constitute, in our opinion, a reasonable basis for presenting the effects of the transaction between the Pernod Ricard and Allied Domecq groups in the pro forma information, their translation into figures is appropriate, and the accounting methods used comply with those applied in preparing the last interim accounts and consolidated interim accounts of Pernod Ricard.

In this report, we have drawn attention to paragraph 3.1.1 which specifies that:

- The combined pro forma financial information is presented in accordance with French accounting standards;
- The combined pro forma financial information does not take into account the change in accounting standards linked to the first-time application of the IFRS standards beginning on July 1, 2005. It is

noted in this respect that the planned acquisition of Allied Domecq by Pernod Ricard will be accounted for according to the IFRS standards, with, in particular, accounting at fair value, according to IFRS 3, of all the assets and liabilities acquired and the recognition of deferred taxes on the adjustments. Thus, it is probable that material deferred tax liabilities related to the values attributed to the brands will have to be recorded;

— The combined pro forma financial information contains uncertainties due to the fact that Pernod Ricard had very limited access to non-public financial information; and

— The pro forma adjustments as well as the purchase price allocation are preliminary figures based on the information available at the date of preparation of the pro forma financial data. No assurance can be given that the final purchase price allocation will not differ from the preliminary allocation.

Similarly, in this report, we have drawn attention to paragraph 3.1.3.1 which specifies that:

— The combined pro forma income statement does not include the following non-recurring items:

  — Integration and restructuring costs;

  — Capital gains or losses in connection with the Framework Agreement with Fortune Brands and the other brand disposals; and

  — Tax impact associated with the implementation of the Framework Agreement, the Diageo Transactions and the additional disposals.

— The combined pro forma income statement does not include the potential impact of the fair value adjustments associated with the recording of the Allied Domecq acquisition which cannot be estimated at this stage.

On the basis of this audit, we have no observation to make as to the fairness of the information concerning the financial position and the financial statements appearing in this Supplement to Document E registered by the AMF on May 23, 2005 under number E. 05-068 made publicly available in connection with an increase in the share capital through the issue of up to 17.7 million shares within the scope of the transaction between Pernod Ricard and Allied Domecq.

With respect to the pro forma information included in this Supplement, we note that the purpose of the pro forma financial information is to translate the effect on historical financial data of the completion, at a date prior to that of its actual or reasonably anticipated occurrence, of a given transaction or event. However, it does not necessarily reflect the financial position or performances which would have been established if the transaction or event had occurred at a date prior to that of its actual or reasonably planned occurrence.

Issued in Neuilly-sur-Seine and Paris, June 13, 2005

The Statutory Auditors

MAZARS & GUERARD	Frédéric ALLILAIRE
DELOITTE & ASSOCIES	Alain PONS Alain PENANGUER
SOCIETE D'EXPERTISE COMPTABLE A. ET L. GENOT SALUSTRO REYDEL	Jean-Claude REYDEL

1.3 Persons responsible for information

Francisco de la VEGA
Head of Communications
Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON
Head of Investor Relations
Tel: +33 (0)1 41 00 41 71

12, place des États-Unis
75783 Paris Cedex 16

The schedule for future financial communications for Pernod Ricard is as follows:

- July 28, 2005: Sales for the 18-month period
- September 22, 2005: Financial results for the 18-month period
- November 10, 2005: Shareholders' Annual and Extraordinary General Meeting

CHAPTER 2—NEW DEVELOPMENTS SINCE THE PUBLICATION OF DOCUMENT E

2.1 Summary of the main steps of the Transaction since the publication of Document E

Since the publication of Document E, Pernod Ricard and Diageo have held discussions and have entered into a set of agreements, the terms and conditions of which are described below.

2.1.1 Adjournment of the Extraordinary General Meeting of Pernod Ricard

In relation to the proposed acquisition of 100% of the share capital and voting rights of Allied Domecq through a Scheme of Arrangement in accordance with English law, to be paid for in cash and Pernod Ricard shares, the Board of Directors of Pernod Ricard in its meeting of May 12, 2005, decided to convene an Extraordinary General Meeting on June 20, 2005 for the purpose of approving the issue of shares.

Notice of a meeting, constituting the notice convening the Meeting, was therefore published on May 18, 2005.

In order to enable Pernod Ricard's shareholders to review this Supplement, it was decided to postpone this Extraordinary General Meeting. The Board of Directors of Pernod Ricard therefore, in their meeting on June 6, 2005, adjourned the Extraordinary General Meeting and reconvened the Meeting for June 30, 2005.

2.1.2 Approval of the anti-trust/competition authorities

It should be noted that the Transaction is subject in particular to the approval of the European, U.S. and Canadian anti-trust/competition authorities. Notifications have been filed with the relevant anti-trust/competition authorities in order to obtain, before the Effective Date, the authorisations needed to complete the Transaction. The review of the Transaction by the above-mentioned authorities is still in progress.

Notification of the Transaction was lodged with the European competition authorities on May 2, 2005. As stated in Document E, the first phase of the review of the Transaction by the European competition authorities was due to end on June 10, 2005, unless certain undertakings were given by Pernod Ricard. Pernod Ricard having chosen to give undertakings, the first phase is scheduled to end on June 24, 2005.

Notification of the Transaction was lodged with the Federal Trade Commission in the U.S. on May 3, 2005. A new notification was lodged on June 6, 2005 with the U.S. anti-trust authorities in order to allow the Federal Trade Commission additional time to review the Transaction.

Notification of the Transaction was lodged with the Canadian Competition Bureau on May 10, 2005. The initial waiting period of 14 days has expired without the Canadian Competition Bureau making any specific observations. Pernod Ricard is therefore waiting to receive the confirmation that validates the Transaction from the Canadian Competition Bureau.

2.1.3 Publication of the documentation concerning the Transaction

Document E was made available to the shareholders of Pernod Ricard on May 25, 2005.

In accordance with the outline timetable, the "scheme circular" was posted to the shareholders of Allied Domecq on May 25, 2005, together with the English translation of Document E.

2.2 General overview of the Diageo Transactions

On June 6, 2005, Pernod Ricard issued the following press release announcing the Diageo Transactions:

Pernod Ricard S.A. announces the sale of Bushmills and the granting of an option to acquire the majority of Montana including an exclusivity agreement with Diageo plc in relation to the acquisition of Allied Domecq plc

Paris, 6 June 2005 – *Pernod Ricard S.A. ("Pernod Ricard") announces the signing of the sale of The "Old Bushmills" Distillery Company Limited ("Bushmills") including the "Bushmills" Irish whiskey brand and the granting of an option to acquire the majority of Montana's New Zealand wine business following Pernod Ricard's acquisition of Allied Domecq plc ("Allied Domecq") including an exclusivity agreement with Diageo plc ("Diageo") in relation to the acquisition of Allied Domecq.*

The agreed expected purchase price of Bushmills is approximately €295 million, based on 14 × the direct brand contribution ("DBC") of Bushmills for the year to 31 December 2004.

Under the option relating to Montana, Diageo would acquire the majority of Montana's New Zealand wine business. If exercised, Diageo would acquire all of the Montana business with the exception of the Corbans, Stoneleigh and Church Road wine brands and related assets which would be retained by Pernod Ricard. The option has an exercise price equivalent to 11 × DBC of the brands which Diageo is entitled to acquire. The agreed purchase price is, therefore, expected to be approximately €469 million.

The transactions, which are conditional on the completion of Pernod Ricard's proposed acquisition of Allied Domecq, are subject to the approval of the relevant regulatory authorities and other normal conditions. The Bushmills transaction and, if the option is exercised, the Montana transaction are expected to close by the end of 2005 or early 2006.

Diageo has also undertaken to Pernod Ricard not to enter into discussions with any third party in connection with a potential acquisition of shares in, or assets or businesses currently held by, Allied Domecq or a merger of Allied Domecq's group with any other entity.

These undertakings will fall away if Pernod Ricard ceases to pursue its acquisition of Allied Domecq.

Further information on the transaction with Diageo and its impact on Pernod Ricard will be provided in a document to be registered with the French "Autorité des marchés financiers" as a supplement to Document E published by Pernod Ricard on 25 May 2005. In addition, in order to prepare the supplement and to give Pernod Ricard's shareholders sufficient time to review it, the Pernod Ricard Extraordinary General Meeting currently scheduled for 20 June 2005 will be adjourned and reconvened for 30 June 2005.

Pernod Ricard is pleased to have reached agreement on the terms of this transaction which provides Bushmills with the opportunity to grow under the ownership of Diageo while enabling Pernod Ricard to continue to focus on Jameson as its key brand in the Irish whiskey category.

Assuming exercise by Diageo of the Montana option, Pernod Ricard will retain attractive New Zealand wine brands which are complementary to its existing wine business.

Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, said:

"I am very pleased with this agreement which is good for the two companies and underpins the confidence which both we and Diageo have in the success of Pernod Ricard's recommended offer for Allied Domecq."

2.2.1 Description of the main terms of the Diageo Transactions

Discussions took place between Pernod Ricard and Diageo which resulted, on June 6, 2005, in the signature of agreements regarding the sale of certain brands and assets of Pernod Ricard and Allied Domecq to Diageo.

The Diageo Transactions enable Diageo to acquire certain wine and Irish whiskey brands pursuant to the Transaction. They give Pernod Ricard the opportunity to carry out limited disposals, which are strategically relevant and well valued, whilst nevertheless maintaining its development policy, in particular in relation to Jameson, its key brand in the Irish whiskey category. A more detailed description of the sale agreements is set out at paragraph 2.2.3.

Diageo has agreed to grant Pernod Ricard exclusivity, undertaking not to engage in any discussions, directly or with third parties, with a view to the acquisition of Allied Domecq.

In addition to demonstrating Diageo's support of Pernod Ricard's offer, this transaction enables Pernod Ricard to reduce its debt in respect of the financing of the Transaction and/or to benefit from additional financial flexibility, by selling non-strategic assets.

The Diageo Transactions comprise two separate transactions which are not inter-conditional:

— the sale by Pernod Ricard to Diageo of 100% of the share capital of OBD for a price of €295.5 million (before possible adjustments): OBD owns outright a distillery, inventories and the intangible assets "Bushmills", "Blackbush", "Bushmills Malt", and "Bushmills Cream". Dillon Bass, Edward Dillon (Bonders), Coleraine Distillery and Elliott Superfoods, all subsidiaries of OBD, will be retained by Pernod Ricard. In addition, certain intangible assets which are not related to the use of the brands being sold, will be sold by OBD to a subsidiary of Pernod Ricard;

— an option for Diageo to acquire from Allied Domecq the "Montana" wine business for a price equal to 11 times DBC, that is approximately €469 million (before adjustments), but excluding the following three brands: "Corbans", "Stoneleigh" and "Church Road" (and related assets and brands) which will be retained by Pernod Ricard.

The total consideration for the Diageo Transactions could therefore amount to €764 million, before possible adjustments, linked in particular to the debt relating to the assets being sold and the working capital requirements of the companies being sold.

The Diageo Transactions are also subject to a certain number of conditions precedent which are set out at paragraph 2.2.3 below.

2.2.2 Timetable for the Diageo Transactions

On June 6, 2005, the Board of Directors of Pernod Ricard approved the Diageo Transactions.

The agreements relating to the Diageo Transactions, set out at paragraph 2.2.3 below, were signed on June 6, 2005 after the meeting of the Board of Directors of Pernod Ricard had authorized the Diageo Transactions.

The Diageo Transactions were announced in a press release issued by Pernod Ricard on June 6, 2005, the complete text of which is set out in paragraph 2.2 of this Supplement.

The Diageo Transactions are subject to various conditions precedent set out at paragraph 2.2.3 below. Subject to their fulfillment, the sale of OBD should take place ten days after the Effective Date or, if at such date the conditions precedent have not been fulfilled, ten days after the fulfillment of the last condition precedent or on another date agreed upon by Pernod Ricard and Diageo.

The option to acquire the "Montana" wine business must be exercised before the last to occur of the following three dates:

— two months after the Effective Date;

— if the valuation of the DBC is referred to an expert, ten days after receipt of the expert's report;

— the date on which the due diligence review is completed.

2.2.3 Description of the agreements in relation to the Diageo Transactions

The Diageo Transactions comprise two main agreements, entered into on June 6, 2005. These agreements are accompanied by an exclusivity agreement signed by Diageo and Pernod Ricard on June 6, 2005.

(a) Sale by Pernod Ricard of 100% of the share capital of OBD

Subject of the sale: The sale concerns 100% of the shares comprising the share capital of OBD, a private limited company registered in Northern Ireland whose registered offices are located at The Distillery, Bushmills, County Antrim, Northern Ireland, BT 57 8XH, with authorised share capital of £250,000 sterling and issued share capital of £180,000.

It is envisaged that prior to the sale of OBD to Diageo, certains assets belonging to OBD will be removed from the scope of the sale in order to be retained by Pernod Ricard, in particular a distribution company and certain companies whose purpose it is to protect brands that are not currently in use.

Sale Price: The price agreed for the sale of OBD to Diageo is €295.5 million which is payable on the completion date of the sale and which corresponds to 14 times DBC of all Bushmills products for the year to December 31, 2004.

This sale price may be adjusted, both upwards and downwards, based on:

(i) a possible correction of the DBC determined by Pernod Ricard, the adjustment to the price following such a correction being limited, both in an upward and downward direction, to €5.9 million;

(ii) the net debt of OBD (with regard to third parties or the Pernod Ricard Group);

(iii) the working capital requirement at the date of the sale of OBD, by reference to a normalised position, the principles of which are defined in the sale agreement.

Conditions precedent: The completion of the sale of OBD to Diageo is subject to the following conditions precedent:

(i) obtaining all necessary regulatory approvals, in particular, in relation to anti-trust/competition regulations;

(ii) the absence of any decision of any governmental, administrative or regulatory authority, or any other body, to implement any administrative, judicial, litigation or other proceedings, or to take any action or vote any law, regulation or other piece of legislation, the effect of which would be to prohibit, delay, significantly limit or call into question in any manner whatsoever the sale of OBD;

(iii) the Scheme of Arrangement becoming effective or having been declared unconditional in all respects;

(iv) the release of pledges and charges taken over certain assets; and

(v) the revocation of the power of attorney to manage the brands belonging to OBD given to Irish Distillers Limited by OBD.

Warranties: In respect of the sale of OBD to Diageo, Pernod Ricard has agreed to provide a certain number of warranties concerning OBD and its assets and liabilities.

Pernod Ricard has also provided certain indemnities to Diageo in respect of (i) third party liabilities and claims arising pre-completion, (ii) tax, (iii) certain environmental and real property matters, (iv) certain distribution arrangements and (v) certain pensions and employee matters.

Pernod Ricard's liability under these indemnities (save for those relating to third party liabilities and claims, tax and real property) and any claim for breach of the warranties is capped at the amount of the consideration (as adjusted).

Termination: The sale agreement provides that in certain circumstances Diageo shall be entitled to cancel the sale agreement prior to completion, in particular in the event that Pernod Ricard breaches a representation given in respect of the warranties concerning assets and liabilities, in the event that Pernod Ricard breaches its undertaking to manage OBD in the normal course of business during the period between signature of the sale agreement and the completion date of the sale or in the event that Pernod Ricard does not perform one or more of its obligations specified in the sale agreement on the completion date. The sale agreement may also be terminated by Pernod Ricard in the event that Diageo has breached its obligations under the exclusivity agreement described below and has not remedied such breach as soon as possible.

Ancillary Agreements: entering into ancillary operating agreements is also provided for in relation to the sale of OBD to Diageo, in particular in order to ensure the continuity of the business of OBD and Irish Distillers Ltd in the medium and long term.

(b) Option for Diageo to acquire "Montana" wines excluding the following three brands: "Corbans", "Stoneleigh" and "Church Road" (and related assets) which will be retained by Pernod Ricard

Subject of the sale: It is envisaged that "Montana" wines owned by Allied Domecq will be sold to Diageo after completion of the Transaction, excluding the "Corbans", "Stoneleigh" and "Church Road" brands (and their related assets and brands).

Unless the parties agree to an alternative solution, this sale will either be in the form of an asset sale or of a share sale at Diageo's option.

Term of the option: The option is granted for a term which shall begin on the Effective Date and shall end on the last to occur of the following three dates:

— two months after the Effective Date;

— ten working days after receipt of the expert's valuation of the DBC, assuming that such a valuation shall be necessary for the performance of the agreements;

— the date on which the due diligence review, to be carried out by Diageo, is completed.

Termination: The option granted to Diageo may lapse if Pernod Ricard publicly announces that it will not proceed with the Transaction or if the Offer made by Pernod Ricard for Allied Domecq is not successfully completed. The option may also be cancelled by Pernod Ricard in the event that Diageo has breached its obligations under the exclusivity agreement specified below and has not remedied such breach as soon as possible.

Conditions precedent: The conditions precedent for the exercise of the option are as follows:

(i) obtaining all necessary regulatory approvals, in particular, in relation to anti-trust/competition regulations;

(ii) the absence of any decision of any governmental, administrative or regulatory authority, or any other body, to implement any administrative, judicial, litigation or other proceedings, or to take any action or vote any law, regulation or other piece of legislation, the effect of which would be to prohibit, delay, significantly limit or call into question the sale in any manner whatsoever;

(iii) the Scheme of Arrangement becoming effective or having been declared unconditional in all respects; and

(iv) the absence of any discovery by Diageo of material information supplied by Pernod Ricard which is erroneous or incomplete.

Warranties: Very limited warranties have been given by Pernod Ricard on the information that is currently in its possession concerning the Montana business. In the event that the option is exercised, Pernod Ricard shall sell the assets or the shares giving no representations or warranties.

Option Price: The option is granted by Pernod Ricard at no cost.

Exercise Price: The price for the exercise of the option is calculated by applying a multiple of 11 times DBC of the assets that Diageo is to acquire, which, for indicative purposes, is approximately €469 million, according to Pernod Ricard's estimates.

The sale price may be subject to either upward or downward adjustments depending on the net financial debt (with regard to third parties or the Pernod Ricard Group).

Additional Due Diligence: Pernod Ricard has given Diageo the right to carry out additional due diligence reviews on the assets that are subject to the option.

Other undertakings: A transition period of six months from the completion of the sale is envisaged to ensure the continuity of the business being sold. The extension of this period shall be negotiated in good faith between Diageo and Pernod Ricard.

(c) Exclusivity agreement dated June 6, 2005

On June 6, 2005, Diageo and Pernod Ricard entered into an exclusivity agreement pursuant to which Diageo has undertaken to terminate and to refrain from initiating or pursuing, any discussions or negotiations with, and not enter into any agreement with, the Consortium[1] or with any person, (other than Pernod Ricard), in each case with a view to the acquisition of Allied Domecq or any of its assets. Diageo has also undertaken to refrain from offering to acquire or announcing an intention to acquire, or encouraging any person to offer to acquire or announce an intention to acquire, any shares or assets of any member of the Allied Domecq group.

Diageo's undertakings will terminate on the earliest of:

(i) the date on which the Scheme becomes effective;

(ii) 28 days after the date on which the Scheme lapses or is withdrawn (unless Pernod Ricard has notified Diageo that it is continuing to pursue its proposed acquisition of Allied Domecq);

(iii) 4 business days following receipt of a written request by Diageo to do so, if Pernod Ricard fails to confirm that it is continuing to pursue its proposed acquisition of Allied Domecq; and

(iv) the date on which Pernod Ricard publicly announces that it is no longer pursuing its proposed acquisition of Allied Domecq.

Furthermore, pursuant to this exclusivity agreement, Pernod Ricard has undertaken to terminate, and to refrain from initiating or pursuing, any discussions or negotiations with the Consortium or with any person relating to or in respect of any acquisition of any shares in Allied Domecq, other than as part of a transaction that would not prohibit the Diageo Transactions from taking place. Pernod Ricard has also undertaken to refrain from offering to acquire, from announcing any intention to acquire and from entering into any such acquisition.

(1) The Consortium is composed of Constellation Brands Inc., Brown-Forman Corporation, Lion Capital (formerly Hicks Muse Europe) and Blackstone Group.

2.3 Impact of the Diageo Transactions on the Transaction

2.3.1 Impact of the Diageo Transactions on the interest of the Transaction for Pernod Ricard and its shareholders

The planned sale of OBD, which owns the Bushmills brand (and its related brands), and the option to acquire the assets or the companies holding the New Zealand "Montana" wine business (with the exception of the Stoneleigh, Church Road and Corbans brands together with the related assets) are in keeping with Pernod Ricard's intent to enter into an exclusivity agreement with Diageo to increase the probability of success of the Transaction.

This transaction shall not amend in any material respect the structure of the new Pernod Ricard Group, resulting from the completion of the Transaction and as presented in Document E.

The new Pernod Ricard Group will maintain its ranking as the second largest spirits group worldwide and the number one spirits company outside the United States. It will also remain a major player in "premium"[(1)] wines worldwide.

The annual cost synergies estimated at around €300 million[(2)] before tax and taking into account the timing for their completion, as mentioned in Document E, remain unchanged.

The financial impact of implementing these synergies is integrated into the pro forma income statement after the Framework Agreement and the Diageo Transactions as set out in paragraph 3.1.3.1.

The sale of these assets to Diageo is conditional on the completion of the Scheme of Arrangement, in accordance with the terms and conditions set out at paragraph 2.2.3.

2.3.1.1 Impact on the portfolio of brands

The sale of the Bushmills brand (and related brands) will have a marginal impact on the portfolio of brands of the new Group, as set out in Document E. This sale to Diageo should also enable Pernod Ricard to develop fully Jameson, its key brand in the Irish whiskey category.

In the event that Diageo exercises the option to acquire the New Zealand "Montana" wine business (excluding the Stoneleigh, Church Road and Corbans brands and related assets), the new Group will continue to play a major role in the "premium" wines sector. It will be the fourth largest group worldwide, behind Constellation Brands, the new group formed by the merger of Foster's/Southcorp and E&J Gallo, and will diversify its existing portfolio of wines (the main brand of which is Jacob's Creek, the No. 1 Australian wine) with the addition of new strong growth brands such as Stoneleigh in the United Kingdom and New Zealand, Mumm Cuvée Napa in the United States, Graffigna in Argentina and the Bodegas y Bebidas brands (the No. 1 in Rioja wines with, in particular, the Campo Viejo and Siglo brands) and Marquès de Arienzo in Spain.

---

(1) Wines sold for a price of over US$3 per bottle.

(2) The expected synergies have been calculated on the basis of the existing costs and expenses and operating structures of Pernod Ricard and Allied Domecq. The data regarding estimated synergies relates to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

Overview of brands retained by Pernod Ricard and brands sold to Fortune Brands and Diageo (including Larios and Bushmills)

Key brands of Allied Domecq retained by Pernod Ricard		Allied Domecq and Pernod Ricard brands sold to Fortune Brands	Allied Domecq and Pernod Ricard brands sold to Diageo
• Ballantine's • Beefeater • Kahlua • Malibu • Stolichnaya (US)	**Core Brands**	• Canadian Club • Courvoisier • Maker's Mark • Sauza	
• Tia Maria • Imperial • Hiram Walker • Presidente • Don Pedro	**Local Market Leaders**	• DYC, Fundador, Castellana, Centenario, Larios (Spain) • Kuemmerling (Germany) • Teacher's, Harvey's, Cockburn's, Laphroaig (United Kingdom)	• Bushmills
• Mumm/Perrier Jouët • Stoneleigh, Church Road and Corbans (previously Montana)(1) • Campo Viejo, Siglo • Mumm Cuvée Napa	**Wines & Champagnes**	• Clos du Bois and other U.S. wines	• Montana (excluding the Stoneleigh, Church Road and Corbans brands)(1)

Net impact of the acquisitions and disposals for Pernod Ricard		Net impact of the acquisitions for Fortune Brands	Net impact of the acquisitions for Diageo
Key figures (Bushmills and Montana sold to Diageo, excluding Stoneleigh, Church Road and Corbans)			
46	**Volumes (in millions cases "mm cases")(2)**	**18**	**5**
2.2	**Sales (€ billion)(3)**	**1.0**	**0.2**
0.9	**DBC(4) (€ billion)(3)**	**0.4**	**0.1**
Key figures (Bushmills sold to Diageo but with Montana retained by Pernod Ricard)			
50	**Volumes (in millions cases "mm cases")(2)**	**18**	**0.3**
2.3	**Sales (€ billion)(3)**	**1.0**	**0.0**
1.0	**DBC(4) (€ billion)(3)**	**0.4**	**0.0**

(1) Sale of Montana (excluding the Stoneleigh, Church Road and Corbans brands) subject to an option in favour of Diageo.

(2) Pernod Ricard estimates based on the information provided by Allied Domecq and IWSR 2004.

(3) In respect of the Allied Domecq brands, Pernod Ricard estimates based on Allied Domecq information for financial year 2004 (ending August 31); estimates exclude QSR (Quick Service Restaurant) business, and its 23.75% stake in Britannia Soft Drinks and other expected disposals. In respect of the Pernod Ricard brands, actual figures shown for 2004 (12 months).

(4) DBC (Direct Brand Contribution) = net sales − production and logistics costs − costs of advertising and promotion, calculated for each brand.

2.3.1.2 Strategic Impact

With regard to spirits, the Diageo Transactions have only a marginal impact on the market share of the new Pernod Ricard Group, as set out in Document E. The strategic value of these transactions lies in the association with the Diageo group, improving the probability of success of the Transaction and more generally increasing financial flexibility for Pernod Ricard in pursuing its current growth strategy.

2.3.1.3 Financial Impact for Pernod Ricard

The following table provides a summary of the new figures for the new Group following the completion of the Diageo Transactions:

	Pernod Ricard Group 2004		The New Pernod Ricard Group pro forma 2004		
			After the Framework Agreement	After sale of Bushmills	After sale of Bushmills and Montana
Spirit Volumes (mm cases)[1]	**50**	▶	**77**	**77**	**77**
Spirit Brands in Top 100[2]	**13**	▶	**20**	**20**	**20**
Wines and Spirits net sales (€ billion)[3]	**3.5**	▶	**5.8**	**5.7**	**5.6**

(1) Source: IWSR 2004—"Western Style" spirits, excluding ready to drink beverages ("RTDs"), wines and wine-based aperitifs—Own brands only (no agency brands).

(2) Source: Impact International—Top 100 premium distilled spirits brands worldwide by volume (2004E)—including Stolichnaya US.

(3) Estimate for pro forma 2004 (following expected synergies), wines and spirits only.

Pernod Ricard will enhance its position considerably with the Transaction, and will benefit from significant synergies. The annual cost synergies could amount, in the third year following the Transaction, to approximately €300 million[1] before taxes, while the restructuring costs associated with the implementation of these synergies could represent approximately one and a half times[2] the amount of expected annual synergies. Pernod Ricard will benefit from the Seagram experience in achieving the expected synergies, and the Transaction will be further facilitated by the sale to Fortune Brands of the distribution networks in Germany, the United Kingdom and Spain. The financial impact of the implementation of these synergies is included in the pro forma income statement after the Framework Agreement and the Diageo Transactions presented in paragraph 3.1.3.1. This income statement does not include the integration and restructuring costs associated with the Transaction.

Pernod Ricard's net debt[3] following completion of the Diageo Transactions should amount to:

— assuming that Montana is sold, approximately €8.2 billion excluding OCEANE convertible bonds and €8.7 billion including OCEANE convertible bonds;

— assuming that Montana is retained, approximately €8.7 billion excluding OCEANE convertible bonds and €9.1 billion including OCEANE convertible bonds.

The opening "net financial debt/EBITDA[4]" ratio would therefore amount to:

— assuming that Montana is sold, 5.4 excluding OCEANE convertible bonds and 5.7 including OCEANE convertible bonds (on a pro forma basis with Pernod Ricard's and Allied Domecq's net financial debt at the end of February 2005);

(1) The expected synergies have been calculated on the basis of the existing costs and expenses and operating structures of Pernod Ricard and Allied Domecq. The data regarding estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

(2) Pernod Ricard estimate.

(3) Estimate of net financial debt excluding Pernod Ricard OCEANE convertible bonds. These estimates do not include the €4.1 billion contribution by Fortune Brands which will finance its total contribution at the Effective Date by way of a bank facility which it has already arranged.

(4) On the basis of pro forma EBITDA after the sales to Fortune Brands and Diageo, excluding synergies, of €1.5 billion if Montana is sold and €1.6 billion if Montana is retained.

— assuming that Montana is retained, 5.5 excluding OCEANE convertible bonds and 5.8 including OCEANE convertible bonds (on a pro forma basis with Pernod Ricard's and Allied Domecq's net financial debt at February 28, 2005);

in both cases, a ratio below the opening level at the time of the Seagram acquisition.

2.3.2 Impact of the Diageo Transactions on the timetable of the Transaction

The Diageo Transactions will have no impact on the timetable other than the postponement of the Extraordinary General Meeting from June 20 to June 30, 2005 in order to give the shareholders time to review this Supplement.

The timetable is therefore as follows (the changes made as compared to the timetable set out in Document E appear in bold type):

April 21, 2005	Announcement of the Transaction.
May 18, 2005	Publication of the notice (constituting the convening notice) of the Pernod Ricard Extraordinary General Meeting to approve the share issue.
May 23, 2005	Registration of Document E by the *Autorité des marchés financiers*.
May 25, 2005	Posting of the scheme circular to the shareholders of Allied Domecq[1].
June 6, 2005	**Meeting of the Board of Directors of Pernod Ricard to approve the Diageo Transactions, to adjourn the Extraordinary General Meeting and to reconvene the Extraordinary General Meeting on June 30, 2005.**
June 14, 2005	**Registration of this Supplement by the *Autorité des marchés financiers*.**
June 15, 2005	**Publication of the notice convening the Extraordinary General Meeting of Pernod Ricard, called to approve the issue of the shares.**
June 29, 2005 at 5 p.m. (London time)	**Deadline set by the Takeover Panel by which the Consortium must announce whether it intends to make a formal offer for Allied Domecq.**
June 30, 2005	**Extraordinary General Meeting of Pernod Ricard approving the issue of shares on condition that the Scheme of Arrangement becomes effective.**
July 4, 2005	General Meeting of Allied Domecq shareholders convened by the Court on the Scheme of Arrangement.
	Extraordinary General Meeting of Allied Domecq shareholders to approve the Scheme of Arrangement.
July 22, 2005	First Court Hearing on the Scheme of Arrangement.
July 25, 2005	Second Court Hearing confirming the Allied Domecq share capital reduction in relation to the Scheme of Arrangement.
July 26, 2005 (D)	The Effective Date of the Transaction.
D + 14 days at the latest	Issue of new Pernod Ricard shares and admission to trading on the Eurolist Compartiment A of the Euronext Paris S.A. stock market.
	Dispatch of the consideration to Allied Domecq's shareholders.

(1) The scheme circular may be viewed on Allied Domecq's website, www.allieddomecqplc.com.

This timetable and the dates shown in it are provided on an indicative basis and the final dates will depend in particular on the dates on which the conditions of the Transaction are fulfilled or, where applicable, on the dates on which these conditions are waived. In particular, the date of receipt of the regulatory consents, in relation to anti-trust/competition regulations in particular, is uncertain and is beyond the control of Allied Domecq or Pernod Ricard. The time necessary to obtain these consents could delay the Effective Date of the Scheme of Arrangement and hence the actual issue of Pernod Ricard shares that the Extraordinary General Meeting of June 30, 2005 is being called to approve. Furthermore, these dates may be changed depending on the timing of the decisions of the competent English courts and the registration of these decisions.

2.3.3 Impact of the Diageo Transactions on the financing of the Transaction

In its current form, the Diageo Transactions will not have any material impact on the syndicated loan agreement that has been signed between Pernod Ricard and the banks.

2.3.4 Overview of the Pernod Ricard Group as a result of the Diageo Transactions

Subject to the completion of the Diageo Transactions, the references in Document E to the "Montana" wines business and to OBD and its brands should be interpreted in the light of the description of the Diageo Transactions set out in paragraph 2.2.4.

CHAPTER 3—IMPACT OF THE SHARE ISSUE ON CURRENT PERNOD RICARD SHAREHOLDERS

3.1 Pro forma financial information

3.1.1 General principles and assumptions

The unaudited combined pro forma financial information, presented in condensed form, summarises the effects of the proposed acquisition of Allied Domecq by Pernod Ricard. It is presented in euros and reflects the Pernod Ricard/Allied Domecq transaction, using the acquisition method, in accordance with French accounting standards. This information was prepared under the responsibility of the general management of Pernod Ricard.

The pro forma adjustments are based on publicly available information on the Allied Domecq group as well as assumptions which Pernod Ricard considers to be reasonable.

This information does not take into account the change in accounting standards linked to the first-time application of the IFRS standards beginning on July 1, 2005. It is noted moreover that the planned acquisition of Allied Domecq by Pernod Ricard will be accounted for according to the IFRS standards, with in particular accounting at fair value, according to IFRS 3, of all the assets and liabilities acquired and the recognition of deferred taxes on the adjustments. For this purpose, it is probable that material deferred tax liabilities related to the values attributed to the brands will have to be recorded.

The unaudited combined pro forma financial information, presented in condensed form, is provided for information purposes only and does not necessarily reflect the results of operations or the financial position, over the periods presented, of the combined entities which will be created when the transactions have been completed. This unaudited combined pro forma financial information, presented in condensed form, is not an indication either of the future operating profit or of the future financial position of the combined entities.

The unaudited combined pro forma financial information, presented in condensed form, is based on and must be read in conjunction with the consolidated and individual audited financial data of Pernod Ricard at December 31, 2004 and Allied Domecq at August 31, 2004. This pro forma financial information contains uncertainties due to the fact that Pernod Ricard had very limited access to non-public financial information.

The principal assumptions used in relation to the Transaction are the following:

- Pernod Ricard acquires all the shares held by the shareholders of Allied Domecq, i.e. a total of 1,106,570,314 shares, as well as all options which can be exercised;
- the Allied Domecq shares are acquired by Pernod Ricard for the amount of £6.70 per share, £5.45 of which is paid in cash and £1.25 in Pernod Ricard shares from the issue of 17,483,811 Pernod Ricard shares; and
- holders of Allied Domecq options request payment in cash.

The unaudited combined pro forma financial information, presented in condensed form, summarises in succession the effects of:

- the acquisition of all the Allied Domecq shares by Pernod Ricard;
- the Framework Agreement (as described in paragraph 3.1.2 below) with Fortune Brands and the other planned disposals of spirits brands;
- the Diageo Transactions (as described in paragraph 3.1.2 below); and
- the synergies resulting from the Transaction.

The cost savings and other synergies expected are included in the unaudited combined pro forma financial information after taking into account the effects of the Framework Agreement and the Diageo Transactions, presented in condensed form. Certain specific points such as the integration and restructuring costs are not taken into account.

The reference consolidated financial statements used in the preparation of the unaudited combined pro forma financial information, presented in condensed form, are:

- Allied Domecq's audited consolidated financial statements for the financial year beginning on September 1, 2003 and ending on August 31, 2004, prepared in pounds sterling and according to UK GAAP;
- The audited interim consolidated accounts of Pernod Ricard over twelve months for the period from January 1 to December 31, 2004, prepared in euros and according to French GAAP.

The Allied Domecq financial statements, presented according to UK GAAP, are partially restated for the purposes of homogeneity with the accounting principles used by Pernod Ricard; the restatements were identified using only publicly available information. The completeness of these restatements can therefore not be guaranteed.

Allied Domecq's financial statements are prepared in pounds sterling. In the context of the preparation of the unaudited combined pro forma financial information, presented in condensed form, they were translated into euros on the basis of the average exchange rate for the period from September 1, 2003 to August 31, 2004 for the income statement and the exchange rate at the date of the announcement of the Transaction for the balance sheet. The ensuing translation difference was recorded in a shareholders' equity account.

The unaudited pro forma financial information is based on estimates and preliminary assumptions which Pernod Ricard considers to be reasonable. The pro forma adjustments as well as the purchase price allocations are preliminary figures based on the information available at the date of preparation of the pro forma financial data. No assurance can be given that the final purchase price allocation will not differ from the preliminary allocation.

The assumption of conversion of the OCEANE convertible bonds has not been reflected in the pro forma financial data presented in this chapter (although additional information is provided in paragraph 3.1.5 below).

3.1.2 Description of the Framework Agreement and the Diageo Transactions

3.1.2.1 Principal characteristics of the Framework Agreement

In the context of the Transaction, Pernod Ricard agreed to sell to Fortune Brands, for an amount of approximately €4.1 billion (approximately £2.8 billion) in cash, certain Allied Domecq brands and production and distribution assets as well as its Larios brand (accounting for approximately €109 million). Allied Domecq's assets which will be sold to Fortune Brands include the core spirits brands Canadian Club, Courvoisier, Maker's Mark, and Sauza, the California wines including the Clos du Bois brand (excluding Mumm Cuvée Napa), as well as the distribution networks and local market leaders and main local brands of Allied Domecq in Spain (DYC, Centenario, Castellana, Fundador), the United Kingdom (Teacher's, Harvey's, Cockburn's, Laphroaig) and Germany (Kuemmerling, Jacobi). The sale of these assets to Fortune Brands is subject to completion of the Offer, on the conditions summarised in paragraph 2.2.7.2 of Document E. The transfer of the assets to Fortune Brands is scheduled to take place within 6 months following the Effective Date.

The Framework Agreement, signed between Pernod Ricard and Fortune Brands on April 21, 2005, governs the methods of financing of the Transaction by Fortune Brands, the allocation of the assets and liabilities of Allied Domecq between Pernod Ricard and Fortune Brands and the transfer of Allied Domecq's assets to Fortune Brands.

The Framework Agreement also sets out the terms and conditions for the contribution by Fortune Brands to the financing of the acquisition of Allied Domecq, by means of the subscription by Fortune Brands for £2.7 billion in tracker shares in Goal Acquisitions Ltd. These shares will give Fortune Brands a preferential right over the distributions made by Goal Acquisitions Ltd from the income arising from the management or disposal of the assets that will be attributed to Fortune Brands. This shareholding will decrease over time as the assets concerned are gradually transferred to Fortune Brands, within 6 months following the Effective Date of the Scheme of Arrangement.

3.1.2.2 Principal characteristics of the Diageo Transactions

The principal characteristics of the Diageo Transactions are described in paragraph 2.2 above.

3.1.3 Combined pro forma financial information for the Pernod Ricard Group

3.1.3.1 Combined pro forma income statement

(a) Combined pro forma income statement before the Framework Agreement and the Diageo Transactions

The unaudited combined pro forma income statement incorporates the effects of the Transaction as if it had taken place on the first day of the period presented.

The following table presents Pernod Ricard's unaudited combined pro forma income statement prior to the Framework Agreement and the Diageo Transactions which results from the combination of:

— Pernod Ricard's audited historical interim consolidated income statement for the period of twelve months to December 31, 2004;

— Allied Domecq's audited historical consolidated income statement at August 31, 2004, converted into euros on the basis of the average exchange rate for the period between September 1, 2003 and August 31, 2004; and

— restatements made.

	Pernod Ricard (December 2004)	Allied Domecq (August 2004)	Reclassifications of *Allied Domecq*	Restatements linked to the *Transaction*	Combined total before Framework Agreement and Diageo *Transactions*
			(In € millions)		
Net sales excluding duties and taxes	**3,572**	**4,747**	**(909)**	**0**	**7,410**
Operating costs	(2,829)	(3,843)	895	0	(5,777)
Operating profit (loss)	**743**	**904**	**(13)**	**0**	**1,633**
Net finance cost	(89)	(200)	28	(224)	(486)
Net extraordinary income	37	0	21	0	57
Income tax	(179)	(160)	(24)	79	(284)
Net income before income from associates	**511**	**544**	**12**	**(146)**	**920**
Income from associates	(0)		47	0	47
Goodwill amortisation	(15)		(59)	59	(15)
Net profit before minority interest	**496**	**544**	**0**	**(87)**	**953**

Restatements can be divided into two categories:

(i) restatements to ensure the homogeneity of Allied Domecq's financial statements with the accounting principles used by Pernod Ricard are:

- Presentation of net sales excluding duties and taxes, and restatement of operating costs accordingly for an amount of €909 million;
- Reclassification of the amortisation of goodwill from the "operating costs" heading to the "goodwill amortisation" heading for an amount of €59 million;
- Reclassification of the financial interest associated with pension and post-retirement commitments from the "net finance cost" heading to the "operating costs" heading for an amount of €28 million;
- Reclassification of the income from associates from the "operating costs" heading to the "income from associates" heading for an amount of €47 million; and
- Reclassification of the extraordinary items from the "operating costs" and "income tax" headings to the "net extraordinary income" heading for a net amount of €3 million.

(ii) The restatements linked to the Transaction are:

- Taking into account in the net finance cost the interest associated with the €4.9 billion acquisition debt as well as the staggering of the financing fees over the average estimated contractual term of the credit facilities granted;
- Cancellation of the historical amortisation of Allied Domecq's goodwill; and
- Taking into account the tax impact of the foregoing restatements.

Pernod Ricard is using the assumption that goodwill, after recognition of the fair value adjustments which cannot be estimated at this stage, will be allocated in full to brands with an indefinite life span, which are therefore not amortised in the accounts.

In addition to the combined pro forma income statement presented, the following table provides a breakdown of net sales and of the operating profit per business segment.

	Wines & Spirits	Other businesses	Combined total before Framework Agreement and Diageo Transactions
		(In € millions)	
Net sales excluding duties and taxes	6,996	414	7,410
Operating profit	1,515	118	1,633

The "Other businesses" segment primarily reflects the Allied Domecq Quick Service Restaurant business ("QSR"), comprising the "Dunkin' Donuts" and "Baskin-Robbins" franchises.

(b) Pro forma income statement after the Framework Agreement and Diageo Transactions and including synergies

The following table presents the combined pro forma income statement for the new Pernod Ricard Group taking into account the following impacts estimated on the basis of unaudited information provided by Allied Domecq or determined by Pernod Ricard:

- Framework Agreement with Fortune Brands;
- Diageo Transactions, taking into account the assumption of an exercise of the option to acquire Montana;
- Other disposals of brands (planned disposal of certain brands and termination of certain distribution agreements); and
- Implementation of the expected synergies.

	Combined total before Framework Agreement	Fortune Brands Framework Agreement	Diageo Transactions			Other brand disposals	Synergies	New Pernod Ricard Group
			Bushmills	Montana	Effect of debt reduction			
				(In € millions)				
Net sales excluding duties and taxes	**7,410**	**(1,008)**	**(47)**	**(128)**		**(214)**		**6,013**
Operating costs	(5,777)	715	28	102		150	289	(4,492)
Operating profit (loss)	**1,633**	**(293)**	**(19)**	**(26)**		**(64)**	**289**	**1,521**
Net finance cost	(486)				34			(451)
Net extraordinary income	57							57
Income tax	(284)	77	5	7	(12)	17	(101)	(292)
Net income before income from associates	**920**	**(216)**	**(14)**	**(19)**	**22**	**(47)**	**188**	**835**
Income from associates	47							47
Goodwill amortisation	(15)							(15)
Net profit (loss) before minority interest	**953**	**(216)**	**(14)**	**(19)**	**22**	**(47)**	**188**	**867**
Minority interest	(29)							(29)
Group net profit (loss)	**924**	**(216)**	**(14)**	**(19)**	**22**	**(47)**	**188**	**838**

Net earnings per share (euros per share)	*9.6*
Fully diluted earnings per share (euros per share)[1]	*9.1*

(1) diluted earnings per share take into account the maximum potential dilutive effect of the OCEANE convertible bonds (5.7 million shares) and the stock options (0.6 million shares).

This income statement excludes the following non-recurring items:

- Integration and restructuring costs;
- Capital gains or losses in connection with the Framework Agreement with Fortune Brands, the Diageo Transactions and the other brand disposals; and
- Tax impact associated with the implementation of the Framework Agreement, the Diageo Transactions and the additional disposals.

Furthermore, this pro forma consolidated income statement does not include any fair value adjustments resulting from the acquisition of Allied Domecq, which cannot be estimated at this stage.

In addition to the combined pro forma income statement presented, the following table provides a breakdown of net sales and of the operating profit per business segment.

	Wines & Spirits	Other businesses	New Pernod Ricard Group
		(In € millions)	
Net sales excluding duties and taxes	5,599	414	6,013
Operating profit	1,402	118	1,521

For the "Wines & Spirits" business segment, the operating margin amounts to 25% in the pro forma statement compared with 21% in the Pernod Ricard historical data.

The "Other businesses" segment primarily reflects the Allied Domecq Quick Service Restaurant business ("QSR"), comprising the "Dunkin' Donuts" and "Baskin-Robbins" franchises.

3.1.3.2 Combined pro forma balance sheet

(a) Combined pro forma balance sheet before the Framework Agreement and Diageo Transactions

The balance sheet presents the effects of the Transaction as if it had been carried out on the last day of the financial year, and reflects the following assumptions:

- Market value of the Pernod Ricard share on the date of the Transaction of €125, although it should be noted that the price on the Effective Date of the Transaction will be used for the final calculation of the cost of the acquisition;
- Hedging of the cash component of the acquisition at a rate of 1 euro for £0.69;
- Translation of the closing balance sheet at the exchange rate as of the date of the announcement, i.e. 1 euro for £0.68; and
- No allocation of the issue costs of the shares to consolidated shareholders' equity.

The following table presents Pernod Ricard's unaudited combined pro forma balance sheet adjusted in order to illustrate the expected effects of the Transaction on the Pernod Ricard balance sheet at December 31, 2004, prior to the Framework Agreement and the Diageo Transactions which results from the combination of:

- the Pernod Ricard audited historical consolidated balance sheet at December 31, 2004;
- the Allied Domecq audited historical consolidated balance sheet at August 31, 2004, translated into euros on the basis of the exchange rate on the date of announcement of the Transaction; and
- restatements made.

The assumption of the conversion of the OCEANE convertible bonds has not been reflected in this presentation (although additional information is provided in paragraph 3.1.5 below).

	Pernod Ricard	Allied Domecq	Restatements	Combined total before Framework Agreement and Diageo Transactions
		(In € millions)		
Intangible assets	2,111	1,809	9,966	13,886
Other fixed assets	896	1,488		2,384
Fixed assets	**3,006**	**3,298**	**9,966**	**16,270**
Inventories	2,017	1,969		3,986
Trade receivables	1,546	933	322	2,801
Cash and cash equivalents	378	189	164	732
Total assets	**6,948**	**6,388**	**10,453**	**23,789**
Shareholders' equity	**2,976**	**865**	**5,492**	**9,333**
Of which minority interest	*25*	*117*	*4,054*	*4,196*
Contingency and loss provisions	575	830	84	1,488
Total financial debt	2,253	3,035	4,878	10,165
Trade payables	1,144	1,658	0	2,803
Total liabilities	**6,948**	**6,388**	**10,453**	**23,789**

The material restatements are as follows:

- Increase in the "Intangible assets" accounts due primarily to the preliminary allocation of goodwill to intangible assets (brands);
- Reclassification of the deferred tax asset associated with Allied Domecq pension and post-retirement commitments from the "contingency and loss provisions" heading to trade receivables;
- Impacts on Pernod Ricard's historical shareholders' equity:
  - increase in Pernod Ricard's share capital by an amount of €2.2 billion;
  - taking into account the minority interest linked to the capital contribution of Fortune Brands to the acquiring holding company for €4.1 billion; this capital contribution, corresponding to the fair value of the assets it is intended to receive, will be reimbursed to the shareholder in exchange for the transfer of these assets; and
  - elimination of Allied Domecq shareholders' equity excluding minority interest of €0.1 billion;
- Inclusion of financial debt entered into with the banks to finance the Transaction for an amount of €4.9 billion of which €0.3 billion relates to acquisition costs and financing fees.

Given the assumptions, the following table presents the sensitivity of the main indicators, namely intangible assets, shareholders' equity and net financial debt to a variation of:

- €1 in the price of the Pernod Ricard share at the Effective Date of the Transaction;
- 0.1 point in the pound sterling/euro exchange rate.

	Intangible assets	Shareholders' equity	Net financial debt
		(Assumptions in € millions)	
Case presented	13,886	9,333	9,433
Impact of +€1 on the Pernod Ricard share price	17	17	0
Impact of +0.1 pt on the £/€ exchange rate	199	157	183

(b) Impact of the Framework Agreement and the Diageo Transactions on certain items of the consolidated balance sheet

The planned Framework Agreement and Diageo Transactions would lead to a reduction in shareholders' equity as follows (in € millions):

	(€ millions)
Pro forma shareholders' equity before Framework Agreement and Diageo Transactions	**9,176**
New Pernod Ricard Group pro forma shareholders' equity	**5,122**
Pro forma shareholders' equity before Framework Agreement and Diageo Transactions	**9,333**
Impact of sales to Fortune Brands	(4,054)
New Pernod Ricard Group pro forma shareholders' equity	**5,279**

The new Pernod Ricard Group's combined pro forma minority interest would amount to €143 million.

The Framework Agreement, the Diageo Transactions and the planned disposals of certain brands would lead to a reduction in net financial debt as follows (in € millions):

	(€ millions)
Pro forma net financial debt before Framework Agreement and Diageo Transactions	**9,433**
Diageo Transactions: sale of Bushmills	(295)
Diageo Transactions: sale of Montana	(439)
Impact of other disposals	(243)
New Pernod Ricard Group pro forma net financial debt	**8,456**

N.B.: the sales are presented net of capital gains tax.

The Framework Agreement, the Diageo Transactions and the planned disposals of certain brands would lead to a reduction in the amount of intangible assets as follows (in € millions):

	(€ millions)
Intangible assets before Framework Agreement and Diageo Transactions	**13,729**
Impact of sales to Fortune Brands	(2,965)
Diageo Transactions: sale of Bushmills	(34)
Diageo Transactions: sale of Montana	(370)
Impact of other disposals	(132)
New Pernod Ricard Group pro forma intangible assets	**10,229**
Incl. Pernod Ricard historical consolidation scope	*1,952*
Incl. acquired Allied Domecq assets	*8,277*
Intangible assets before Framework Agreement and Diageo Transactions	**13,886**
Impact of sales to Fortune Brands	(2,965)
Diageo Transactions: sale of Bushmills	(34)
Diageo Transactions: sale of Montana	(370)
Impact of other disposals	(132)
New Pernod Ricard Group pro forma intangible assets	**10,386**
Incl. Pernod Ricard historical consolidation scope	*1,952*
Incl. acquired Allied Domecq assets	*8,434*

The effects of the other planned disposals of certain Allied Domecq and Pernod Ricard brands rely on sales price assumptions which Pernod Ricard considers to be reasonable.

(c) Impact of the change in assumption regarding the reference price of a Pernod Ricard share

The pro forma financial information has been prepared on the basis of a reference price for a Pernod Ricard share of €125 at the date of the announcement of the Diageo Transactions compared with €116 according to the pro forma financial information presented in Document E.

This change in assumption reflects the increase in the price of a Pernod Ricard share that has occurred since that date.

This change in assumption has an impact on consolidated shareholders' equity and the amount of intangible assets. The paragraphs set out below describe in detail the variations between the pro forma financial information set out in Document E and the current pro forma financial information as regards these two figures, highlighting the impact of the change in assumption (in € millions).

	(€ millions)
New Pernod Ricard Group pro forma shareholders' equity as per Document E	5,122
Impact of the Diageo Transactions	–
Impact of the change in assumption regarding the Pernod Ricard share price	157
New Pernod Ricard pro forma shareholders' equity presented	5,279
New Pernod Ricard Group pro forma intangible assets as per Document E	10,633
Impact of the Diageo Transactions	(404)
Impact of the change in assumption regarding the Pernod Ricard share price	157
New Pernod Ricard pro forma intangible assets presented	10,386

3.1.3.3 Combined pro forma cash flow statement

The following table presents the unaudited combined pro forma cash flow statement of Pernod Ricard, adjusted to illustrate the expected effects of the Transaction on the Pernod Ricard consolidated cash flow statement at December 31, 2004, prior to the Framework Agreement and the Diageo Transactions, which results from the combination of:

- Pernod Ricard's audited historical interim consolidated cash flow statement for a period of twelve months to December 31, 2004,
- Allied Domecq's audited historical consolidated cash flow statement at August 31, 2004, translated into euros on the basis of the average exchange rate for the period from September 1, 2003 to August 31, 2004, and taking into account certain restatements in the presentation, and
- restatement of the interest resulting from the simulation of the acquisition on the first day of the period presented for an amount, net of tax, of €132 million.

For the purposes of construction of this cash flow statement, it was considered that the Pernod Ricard share capital increase, as well as the bank debt incurred in connection with the Transaction take effect from the first day of the period presented; the impact on the cash flows of the period is therefore limited to the financial interest linked to the additional debt.

	Pernod Ricard	Allied Domecq	Restatements	Combined total before Framework Agreement and Diageo Transactions
		(In € millions)		
Group net profit	496	544	(87)	953
Income from associates	(0)	(25)	0	(25)
Depreciation, amortisation and provisions	85	173	(59)	200
Decrease (increase) in working capital requirements	(65)	1	14	(49)
Net capital gains on fixed asset disposals	(61)	91	0	30
Additions to PPE and intangibles	(82)	(176)	0	(258)
Others	4	(9)	0	(5)
Free Cash Flow	**377**	**600**	**(132)**	**845**
Addition of financial fixed assets	78	13	0	91
Impact of changes in consolidation scope	17	0	0	17
Acquisition (disposal) of treasury shares	(101)	25	0	(76)
Dividends paid (including withholding tax)	(151)	(229)	0	(380)
Decrease (increase) in financial debt before foreign exchange impact	**220**	**409**	**(132)**	**497**
Foreign exchange impact	45	282	0	327
Decrease (increase) in financial debt after foreign exchange impact	**265**	**691**	**(132)**	**824**

3.1.4 Pro forma financial information on the Company

Pernod Ricard is the Group's parent company.

The Company's individual balance sheet at December 31, 2004 presents the effects of the Transaction as if it had taken place on December 31, 2004 by applying the same assumptions as those presented previously. Given the structure of the acquisition, Pernod Ricard carries the bank debt it uses to capitalise certain of its subsidiaries, including the acquisition holding companies, and is responsible for the issue of the new Pernod Ricard shares which will be exchanged for the Allied Domecq shares.

	Pernod Ricard	Transaction impact	Pernod Ricard restated
		(In € millions)	
Intangible assets	35		35
Property, plant & equipment	6		6
Financial fixed assets	1,643	6,906	8,549
Total fixed assets	**1,684**	**6,906**	**8,590**
Inventories	0		0
Trade receivables	270		270
Cash and cash equivalents	176		176
Total assets	**2,130**	**6,906**	**9,036**
Share capital	219	54	273
Reserves and additional paid-in capital	858	1,974	2,832
Group net profit	94		94
Shareholders' equity	**1,170**	**2,028**	**3,198**
Contingency and loss provisions	55		55
Total financial debt	652	4,878	5,530
Trade payables	253		253
Total liabilities	**2,130**	**6,906**	**9,036**

The individual income statement presents the effects of the Transaction as if it had taken place on January 1, 2004:

	Pernod Ricard	Transaction impact	Pernod Ricard restated
		(In € millions)	
Operating revenues	64		64
Operating income (loss)	(26)		(26)
Net finance income (cost)	100	(231)	(131)
Net extraordinary income	(5)		(5)
Income tax	25	81	106
Group net profit	**94**	**(150)**	**(56)**

The decline in net finance income corresponds to the interest on the acquisition debt.

3.1.5 Impact of the conversion of the OCEANE convertible bonds on the pro forma balance sheet and income statement of the new Pernod Ricard Group

The syndicated loan agreement signed by Pernod Ricard with the syndicate of lending banks stipulates that the OCEANE convertible bonds are to be converted or that, failing this, Pernod Ricard is to carry out an increase in the share capital (or sell treasury shares) for the amount of the bonds that have not been converted.

The following paragraphs set out the impact of the conversion of the OCEANE convertible bonds on the pro forma net profit, shareholders' equity and net financial debt of the new Pernod Ricard Group presented above.

Within this context, the main assumptions are:

- the implementation of an early redemption clause with the approval of the issuer, at a redemption price which guarantees the actuarial rate anticipated at the time of issue for the period; and
- conversion of 100% of the OCEANE convertible bonds into Pernod Ricard shares on the first day of the period presented for the income statement and on the closing date for the balance sheet.

The calculations of the impact on the income statement and balance sheet items (net financial debt, shareholders' equity) presented below do not take into account non-recurring costs (compensation of the OCEANE convertible bond holders, fees) associated with the conversion.

(a) Impact on net profit

	€ millions
New Pernod Ricard Group pro forma net profit prior to conversion	867
Elimination of the financial expense of the OCEANE convertible bonds, net of tax	14
New Pernod Ricard Group pro forma net profit after conversion	881

(b) Impact on shareholders' equity

	€ millions
New Pernod Ricard Group pro forma shareholders' equity prior to conversion	5,279
Increase in share capital following the conversion of the OCEANE convertible bonds	518
New Pernod Ricard Group pro forma shareholders' equity after conversion	5,797

The €518 million includes a nominal debt of €488 million and a net redemption premium of €30 million.

(c) Impact on net financial debt

	€ millions
New Pernod Ricard Group pro forma net financial debt prior to conversion	8,456
Conversion of the OCEANE convertible bonds	(518)
New Pernod Ricard Group pro forma net financial debt after conversion	7,938

3.2 Report by the Statutory Auditors on the pro forma financial information

For the attention of the Chairman and Chief Executive Officer,

You have asked us to examine the combined pro forma financial information on the Pernod Ricard Group and the pro forma financial information on the Company, Pernod Ricard SA, such as they are appended to this report, prepared in the context of the planned acquisition of Allied Domecq by Pernod Ricard.

This pro forma financial information was prepared by, and is the responsibility of, the general management of the Pernod Ricard Group on June 13, 2005, based on the interim accounts and the consolidated interim accounts of Pernod Ricard for the period from January 1 to December 31, 2004 and the consolidated financial statements of Allied Domecq for the financial year from September 1, 2003 to August 31, 2004.

We audited the interim accounts and the consolidated interim accounts of Pernod Ricard for the period from January 1 to December 31, 2004 according to the professional standards in force in France. These standards require an audit to be carried out providing reasonable assurance that these accounts do not contain any material anomalies. Our audit has led us to express an opinion without any qualifications or observations on the interim accounts and the consolidated interim accounts of Pernod Ricard for the period from January 1 to December 31, 2004, in our audit reports dated May 3, 2005.

The consolidated annual financial statements of Allied Domecq at August 31, 2004 were audited by KPMG Audit Plc, which led them to express an opinion without any qualifications or observations in their audit report dated October 20, 2004.

We performed our examination of the pro forma financial information according to the professional standards in force in France. These standards require an evaluation of the procedures put in place for the choice of accounting policies and the preparation of the pro forma financial data as well as the implementation of the examinations making it possible to assess whether the accounting policies applied are coherent, a verification of the translation of these policies into figures and assurance as to the compliance of the accounting methods used with those used to prepare the last interim accounts and the last interim consolidated accounts of Pernod Ricard.

The purpose of the pro forma financial information is to translate the effect on historical financial data of the completion, at a date prior to that of its actual or reasonably anticipated occurrence, of a given transaction or event. However, it does not necessarily reflect the financial position or performances which

would have been observed had the transaction or event occurred at a date prior to that of its actual or reasonably anticipated occurrence.

Regarding the following topics, we revised the methodology used to prepare this pro forma financial information, but, as regards the unaudited information, express no opinion on the financial impacts presented:

- The Framework Agreement with Fortune Brands;
- The Diageo Transactions;
- The planned disposal of certain brands (not including the Framework Agreement with Fortune Brands) and the termination of certain distribution agreements;
- Cost savings and other expected synergies; and
- The assumption that goodwill, after recognition of the fair value adjustments which cannot be estimated at this stage, will be allocated in full to brands with an indefinite life span, which are therefore not amortised in the accounts.

The combined pro forma financial data on the Pernod Ricard Group are the result of the combination of the consolidated accounts of Pernod Ricard and Allied Domecq which were prepared under the following conditions:

- The consolidated accounts of Pernod Ricard and Allied Domecq have been closed off at different dates: December 31, 2004 for Pernod Ricard and August 31, 2004 for Allied Domecq;
- The consolidated accounts of Pernod Ricard and Allied Domecq have been prepared applying different accounting standards: French GAAP for Pernod Ricard and UK GAAP for Allied Domecq; and
- Certain restatements were made to Allied Domecq's financial statements, presented in accordance with UK GAAP, for the purpose of homogeneity with the accounting principles used by the Pernod Ricard Group. The restatements were identified using only publicly available information. The completeness of these restatements can therefore not be guaranteed.

Furthermore, we had no access to Allied Domecq's financial data (other than publicly available information) or to the working papers of Allied Domecq's auditors.

Subject to these observations, and with the exception of the points on which we have expressed no opinion on the financial impacts presented, the accounting policies used are, in our opinion, a reasonable basis for presenting the effects of the transaction between the Pernod Ricard and Allied Domecq groups; in the pro forma financial information, their translation into figures is appropriate and the accounting principles used comply with those used to prepare the last interim accounts and consolidated interim accounts of Pernod Ricard.

We wish to draw your attention to paragraph 3.1.1 which specifies that:

- The combined pro forma financial information is presented in accordance with French accounting standards;
- The combined pro forma financial information does not take into account the change in accounting standards linked to the first-time application of the IFRS standards beginning on July 1, 2005. It is noted in this respect that the planned acquisition of Allied Domecq by Pernod Ricard will be accounted for according to the IFRS standards, with in particular accounting at fair value, according to IFRS 3, of all the assets and liabilities acquired and the recognition of deferred taxes on the adjustments. For this purpose, it is probable that material deferred tax liabilities related to the values attributed to the brands will have to be recorded;
- The combined pro forma financial information contains uncertainties due to the fact that Pernod Ricard had very limited access to non-public financial information; and
- The pro forma adjustments as well as the purchase price allocations are preliminary figures based on the information available at the date of preparation of the pro forma financial data. No assurance can be given that the final purchase price allocation will not differ from the preliminary allocation.

We also wish to draw your attention to paragraph 3.1.3.1 which specifies that:

- The combined pro forma income statement does not include the following non-recurring items:
  - Integration and restructuring costs;
  - Capital gains or losses in connection with the Framework Agreement with Fortune Brands and the other brand disposals; and
  - Tax impact associated with the implementation of the Framework Agreement, the Diageo Transactions and the additional disposals.
- The combined pro forma income statement does not include the potential impact of the fair value adjustments associated with the recording of the Allied Domecq acquisition, which cannot be estimated at this stage.

Signed in Paris, on June 13, 2005

The Statutory Auditors

MAZARS & GUERARD	Frédéric ALLILAIRE
DELOITTE & ASSOCIES	Alain PONS Alain PENANGUER
SOCIETE D'EXPERTISE COMPTABLE A. ET L. GENOT SALUSTRO REYDEL	Jean Claude REYDEL

CHAPTER 4—GENERAL INFORMATION ON PERNOD RICARD

4.1 Future prospects

In its May 11, 2005 press release, Pernod Ricard announced that its performance over the first quarter of 2005 was very satisfactory and enabled it to anticipate significant organic growth in its operating profit for the first half of 2005.

The completion of the Diageo Transactions will not have any impact on the prospects announced by Pernod Ricard.

Pernod Ricard confirms that the forecast in respect of organic operating profit growth for the six month period ending 30 June, 2005 set out in paragraph 5.5.2 of the "Document E" published by Pernod Ricard on May 25, 2005 remains valid and Morgan Stanley, JP Morgan and Deloitte and Mazars, who reported on the Pernod Ricard forecast of organic operating profit growth, have confirmed in writing that they have no objection to their reports continuing to apply.